AMENDMENT TO

FIRST AMENDED AND RESTATED

FEE WAIVER AGREEMENT

PIMCO ETF Trust

650 Newport Center Drive

Newport Beach, California 92660

July 31, 2019

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Re:  PIMCO Enhanced Low Duration Active Exchange-Traded Fund (the “Fund”)

Dear Sir or Madam:

This amendment dated July 31, 2019 amends the First Amended and Restated Fee Waiver Agreement between PIMCO ETF Trust (the “Trust”) on behalf of the Fund and Pacific Investment Management Company LLC (“PIMCO”), dated May 8, 2017 (the “Agreement”) as follows:

1.      Paragraph 3 of the Agreement is hereby deleted in its entirety and replaced with the following:

3.      Pursuant to a Second Amended and Restated Expense Limitation Agreement dated June 1, 2018, as supplemented from time to time (the “Expense Limitation Agreement”), between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Management Fee of the Fund or reimburse the Fund if the payment or accrual of organizational expenses attributable to the Fund, payment of the Expense Limited Fund’s pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier or payment of the Fund’s pro rata share of the Trust’s Trustees’ fees (collectively, the “Organizational, LEI and Trustee Fee Expenses”) in any fiscal year exceeds 0.0049% of the Fund’s average net assets.

2.      Paragraph 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

6.      In any month in which the Investment Management Agreement is in effect, PIMCO shall be entitled to reimbursement by the Fund of any portion of the Management Fees waived, reduced or reimbursed pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not: 1) together with any recoupment of Organizational, LEI and Trustee Fee Expenses pursuant to the Expense Limitation Agreement, exceed 0.0049% of the Fund’s average net assets; 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. The Reimbursement Amount will be reimbursed in the same manner as the reimbursement described in the Expense Limitation Agreement.

3.      All other provisions of the Agreement remain in full force and effect.

4.      It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Fund, as provided in the Trust’s Declaration of Trust Instrument as amended and restated November 4, 2014, and as amended from time to time.

5.      This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours, PIMCO ETF Trust

By:
Name: Bradley Todd
Title: Treasurer

ACCEPTED AND AGREED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name: Peter Strelow
Title: Managing Director

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